UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with authorized Capital

Tax ID (“CNPJ”) no. 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 7, 2024

1. Date, Time, and Place: On November 7, 2024, at 09:00 a.m, held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, no. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22.775-005.

2. Call and Attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Company's Board of Directors, Messrs. Oscar de Paula Bernardes Neto - Chairman of the Board of Directors, José Guimarães Monforte - Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting on resolution 5.1.

3. Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4. Agenda: Analysis and resolution on: (i) the quarterly financial statements and explanatory notes, with the independent auditor's special review report, regarding the period ended on September 30, 2024; (ii) the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase; (iii) the changes to the Internal Regulations of the Company’s Audit Committee; (iv) the changes to the Company’s Securities Trading Policy; and (v) the changes to the Company's Policy of Disclosure and Use of Material Information and the Preservation of Confidentiality.

5. Resolutions: The members of the Board of Directors discussed and resolved on the following:

5.1. Analysis and resolution on the quarterly financial statements and explanatory notes regarding the period ended on September 30, 2024: the quarterly information and explanatory notes, with by the independent auditor's special review report, regarding the period ended on September 30, 2024 were presented.

After discussions, based on the favorable recommendation of the Audit Committee and the report of the Company's independent auditors without reservations, the members of the Board of Directors, unanimously and without reservations, resolved to approve the quarterly information and explanatory notes, with by the independent auditor's special review report, regarding the period ended on September 30, 2024.

Subsequently, the members authorized the Company's Executive Board to take all necessary measures for the disclosure of the quarterly financial information hereby approved in accordance to the applicable laws and regulations.

5.2. Analysis and resolution on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase: the members of the Board of Directors discussed the Company’s Stock Option Plan approved in the Extraordinary Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan”), and resolved:

As a consequence of the exercise of options pertaining to the Series B9, B10 e B11 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$ 548.81 (five hundred and forty-eight reais and eighty-one cents), by means of the issuance of 54,881 (fifty-four thousand, eight hundred and eighty-one) common shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Stock Option Plan.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$ 1,271,693,817.01 (one billion, two hundred and seventy-one million, six hundred and ninety-three thousand, eight hundred and seventeen reais and one cent) to R$ 1,271,694,365.82 (one billion, two hundred and seventy-one million, six hundred and ninety-four thousand, three hundred and sixty-five reais and eighty-two cents), fully subscribed and paid-in, divided into 1,352,144,880 (one billion, three hundred and fifty-two million, one hundred and forty-four thousand, eight hundred and eighty) common shares with no par value.

5.3. Analysis and resolution on the changes to the Internal Regulations of the Company’s Audit Committee: Based on the favorable recommendation of the Company's Audit Committee, the members of the Board of Directors decided unanimously and without reservations to approve the changes made to the Internal Regulations of the Audit Committee.

5.4. Analysis and resolution on the changes to the Company’s Securities Trading Policy: Based on the favorable recommendation of the Company's Corporate Governance, Sustainability and Nominating Committee, the members of the Board of Directors unanimously decided, without reservations, to approve the changes made to the Company’s Securities Trading Policy.

5.5. Analysis and resolution on the changes to the Company's Policy of Disclosure and Use of Material Information and the Preservation of Confidentiality: Based on the favorable recommendation of the Company's Corporate Governance, Sustainability and Nominating Committee, the members of the Board of Directors unanimously decided, without reservations, to approve the changes made to the Company's Policy of Disclosure and Use of Material Information and the Preservation of Confidentiality.

6. Adjournment: With no further matters to be discussed, these minutes were drawn-up, and subsequently read, approved, and signed by the attending members. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio César de Queiroz Campos, José Roberto Meister Müssnich, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, November 7, 2024.

This minute is a true copy of the original drawn-up in the proper book.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.